GABELLI EQUITY SERIES FUNDS, INC.

EXHIBIT TO ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective January 1, 2012, The Gabelli Woodland Small Cap
Value Fund was renamed The Gabelli Focus Five Fund (the "Focus
Five Fund").

Also, effective January 1, 2012, the principal investment strategies of the Focus Five Fund were modified and are stated as follows:

PRINCIPAL INVESTMENT STRATEGIES:
Under normal circumstances, the Focus Five Fund will invest up to approximately 50% of its net assets in five companies with the remaining net assets to be invested across ten to twenty other companies or in short-term high grade investments or cash and cash equivalents. Commencing 60 days after notice to shareholders, the Focus Five Fund's Adviser will consider for purchase the stocks of all companies whose market capitalization (capitalization is the price per share multiplied by the number of shares outstanding) trades at a discount to Private Market Value (PMV) at the time of investment. PMV is the price that the Fund's portfolio managers believe an informed buyer would pay to acquire a company's entire business. The five largest holdings in the Fund's portfolio will be considered by the Fund's portfolio managers to have a potential near-term catalyst, or event, that might surface underlying value. Positions will be sold when they trade near or above PMV or if a catalyst fails to materialize as anticipated. Prior to 60 days after such notice is sent, the Focus Five Fund will invest at least 80% of its assets under normal market conditions in equity securities of companies that are considered to be small capitalization companies at the time of investment.

In selecting investments for the Focus Five Fund, the Adviser focuses on issuers that: (i) have potential for long-term earnings per share growth; (ii) may be subject to a value catalyst, such as industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business; (iii) are well-managed; (iv) have rapid changes in industry conditions due to regulatory or other developments (v) have changes in management or similar characteristics that may result not only in expected growth in revenues but in an accelerated or above average rate of earnings growth, which would usually be reflected in capital appreciation.

Also, effective January 1, 2012, the principal risks of the Focus Five Fund were modified and are stated as follows:

PRINCIPAL RISKS:
You may want to invest in the Focus Five Fund if: (i) you are a long term investor; or (ii) you seek growth of capital.

Investing in the Focus Five Fund involves the following risks:
(i) Equity Risk - The principal risk of investing in the Focus Five Fund is equity risk. Equity risk is the risk that the prices of the securities held by the Focus Five Fund will fall due to general market and economic conditions, perceptions regarding the industries in which the companies issuing the securities participate, and the issuer company's particular circumstances. Because the value of securities, and thus shares of the Focus Five Fund could go down, you could lose money; (ii) Value Investing Risk - The Focus Five Fund invests in "value" stocks. The portfolio managers may be wrong in the assessment of a company's value and the stocks the Focus Five Fund holds may not reach what the portfolio managers believe are their full values. From time to time "value" investing falls out of favor with investors. During those periods, the Focus Five Fund's relative performance may suffer; (iii) Fund and Management Risk - The Focus Five Fund invests in stocks issued by companies believed by the portfolio managers to be undervalued and that have the potential to achieve significant capital appreciation. If the portfolio managers are incorrect in their assessment of the values of the securities the Fund holds, or no event occurs which surfaces value, then the value of the Focus Five Fund's shares may decline; (iv) Non-Diversification Risk - The Focus Five Fund is classified as a "nondiversified" investment company. Because the Focus Five Fund, as a nondiversified investment company, will invest in the securities of fewer individual issuers than a "diversified" mutual fund, an investment in the Focus Five Fund may present greater risk to an investor than an investment in a diversified mutual fund because the investment risk will be concentrated in fewer securities.